USA Mutuals
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

August 22, 2016

VIA EDGAR TRANSMISSION

Ms. Kathy Churko
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	USA Mutuals (the “Trust”) File Nos.: 333-57548 and 811-10319

Dear Ms. Churko:

The purpose of this letter is to respond to the comments that you provided to U.S. Bancorp Fund Services, LLC on August 10, 2016 regarding the review of the annual report for the following series of the Trust (each a “Fund” and collectively, the “Funds”) as of the dates noted below:

Fund Name	Fiscal Year End	N-CSR filing date
USA Mutuals Generation Wave Growth Fund	March 31	June 10, 2016
USA Mutuals Barrier Fund	March 31	June 10, 2016
USA Mutuals Takeover Targets Fund	March 31	June 10, 2016
USA Mutuals/WaveFront Hedged Emerging Markets Fund	March 31	June 10, 2016
USA Mutuals Beating Beta Fund	March 31	June 10, 2016

In connection with this filing, the Trust hereby states the following:

(1)
The Trust acknowledges that in connection with the comments made by the SEC staff, the staff has not passed on the accuracy or adequacy of the disclosure made herein, and the Trust and its management are solely responsible for the content of such disclosure;

(2)
The Trust acknowledges that the staff’s comments and changes in disclosure in response to the staff’s comments do not foreclose the SEC from the opportunity to seek enforcement or take other action with respect to the disclosure made herein; and

(3)
The Trust represents that neither it nor its management will assert the staff’s comments or changes in disclosure in response to the staff’s comments as a defense in any action or proceeding by the SEC or any person.

The Trust’s responses to your comments follow below.  For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the annual report.

N-CSR Filing

USA Mutuals Generation Wave Growth Fund (the “Generation Wave Growth Fund”)

1.
Staff Comment: The staff notes that the Notes to Financial Statements state that the Generation Wave Growth Fund is non-diversified.  It appears that the Fund has operated as a diversified fund during the past three fiscal years.  Accordingly, please confirm that the Fund will obtain shareholder approval before changing its sub-classification back to non-diversified in the future.

Response:  The Trust responds by confirming that the Fund has operated as non-diversified during the past three fiscal years.  Specifically, the Fund’s portfolio was most recently non-diversified as of December 31, 2015.

USA Mutuals/WaveFront Hedged Emerging Markets Fund (the “Emerging Markets Fund”)

2.
Staff Comment: The staff notes that in the Statement of Assets and Liabilities for the Emerging Markets Fund there is a Receivable from Advisor in the amount of $33,928 and that in the Fund’s Statement of Operations the Advisor waived $102,809.  Pursuant the Emerging Markets Fund’s Expense Waiver and Reimbursement Agreement which states that the Fund agrees to reimburse the Advisor on a monthly basis, please explain the accrual.

Response:  The Trust responds that the amount of $33,928 represents the amount waived by the Advisor netted against the Advisory Fee accrual for the month ended March 31, 2016.  The $102,809 represents the amount waived from October 2, 2015 (the Emerging Markets Fund’s inception) through March 31, 2016.  The amount of the waiver for the month ended March 31, 2016 was high due to routine year-end adjustments of the Fund’s expense accruals.

If you have any questions regarding the enclosed, please do not hesitate to contact Gerald P. Sullivan at (646) 827-2761 or Emily R. Enslow, Esq. at (414) 765-6872.

Very truly yours,

/s/ Gerald P. Sullivan
Gerald P. Sullivan
Treasurer
USA MUTUALS

/s/Emily R. Enslow
Emily R. Enslow, Esq.
Secretary
USA MUTUALS